UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026

Commission File Number: 001-41856

Carbon Revolution Public Limited Company

(Exact name of registrant as specified in its charter)

10 Earlsfort Terrace

Dublin 2, D02 T380, Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 18, 2026 (ET), Carbon Revolution Public Limited Company (the “Company”) (CREV) announced that the Company’s wholly owned Australian subsidiaries have emerged from Voluntary Administration in Australia. Such Australian subsidiaries include Carbon Revolution Pty Ltd and Carbon Revolution Operations Pty Ltd (the “Australian Subsidiaries”).

As disclosed in the Company’s 6-K dated March 26, 2026, the Company and its Australian Subsidiaries entered into a Restructuring Support Agreement with substantially all its senior secured lenders, who agreed to the financial recapitalization of Carbon Revolution’s business in Australia pursuant to the Voluntary Administration.

The organized recapitalization was recommended for approval by the Administrators who were appointed by the Board of the Australian Subsidiaries, and was approved by the Australian Subsidiaries’ creditors.

Following completion of the recapitalization of the Australian business through the Voluntary Administration, the Company has now ceased to have any continuing equity interest in the Australian Subsidiaries or their businesses. It is anticipated that a process will shortly commence for the orderly wind down and liquidation of Carbon Revolution plc, in accordance with Irish law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Carbon Revolution Public Limited Company
Date: May 19, 2026
	By:	/s/ David Nock
	Name:	David Nock
	Title:	General Counsel